UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated January 31, 2022

Commission File Number: 001-35788

ARCELORMITTAL
(Translation of registrant’s name into English)

24-26, Boulevard d’Avranches
L-1160 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On January 28, 2022 and January 31, 2022, ArcelorMittal published the press releases attached hereto as Exhibits 99.1 and 99.2 and hereby incorporated by reference into this report on Form 6-K.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release, dated January 28, 2022, Société Générale SA shareholding notification

Exhibit 99.2	Press release, dated January 31, 2022, ArcelorMittal announces the publication of fourth quarter 2021 and full year 2021 Ebitda sell-side analyst consensus figures

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release, dated January 28, 2022, Société Générale SA shareholding notification

Exhibit 99.2	Press release, dated January 31, 2022, ArcelorMittal announces the publication of fourth quarter 2021 and full year 2021 Ebitda sell-side analyst consensus figures

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCELORMITTAL

Date 31 January 2022

By:	/s/ Henk Scheffer
	Name:	Henk Scheffer
	Title:	Company Secretary & Group Compliance & Data Protection Officer